UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces General Ordinary Shareholders’ meeting for April 30, 2014.

City of Buenos Aires, March 18, 2014. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces today that:

It will hold a General Ordinary Shareholders’ meeting on first and second call, on April 30, 2014, at 11:00 a.m. and 12:00 noon, respectively, in all cases at the registered office, located at Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires, to consider the following agenda:

1)      Appointment of shareholders to approve and sign the minutes of the Shareholders’ meeting.

2)      Consideration of the Company’s Balance Sheet, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flows, the Notes, Auditors’ Report, Supervisory Committee’s Report, Annual Report and Corporate Governance Code for the fiscal year ended December 31, 2013, Management’s Discussion and Analysis required by the regulations of the Argentine Securities Commission. Additional Information required by Section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, Auditor’s Report and Supervisory Committee’s Report, all for the fiscal year ended December 31, 2013.

3)      Consideration of allocation of the results for the fiscal year.

4)      Consideration of Supervisory Committee’s performance.

5)      Consideration of Board of Directors’ performance.

6)      Consideration of fees payable to the members of the Supervisory Committee for the fiscal year ended December 31, 2013, for $ 252,000 (total fees).

7)      Consideration of fees payable to the members of the Board of Directors for the fiscal year ended December 31, 2013, for $ 12,065,845 (total fees).

8)      Consideration of fees payable to the Independent Auditor.

9)      Appointment of three directors and one alternate statutory auditor.

10)  Appointment of Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2014.

11)  Determination of fees payable to the Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year stared on January 1, 2014.

12)  Consideration of allocation of a budgetary item for the operation of the Audit Committee.

13)  Grant of authorizations to carry out proceedings and filings necessary to obtain the relevant registrations.

For further information, contact:

Ricardo Torres – Co- Chief Executive Officer
Mariano Batistella – Special Projects and Planning Manager and Investor Relations Officer
3302 Ortiz de Ocampo, Building #4
(C1425DSR) Ciudad Autónoma de Buenos Aires, República Argentina
Phone: 5411 4809 9500
http://www.pampaenergia.com/ir
investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Co-Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.